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                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1994 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [_] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:       December 31, 1996              | SEC FILE NUMBER  |
                      ------------------------------------  |   333-13413      |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    755358108     |
     [_]  Transition Report on Form N-SAR                   --------------------
     For the Transition Period Ended:
                                     -------------------------------------------
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 Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION
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Full Name of Registrant
Reading Entertainment, Inc.
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number)
30 South Fifteenth Street, Suite 1300
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City, State and Zip Code
Philadelphia, Pennsylvania 19102
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PART II--RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)
       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.
PART III--NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                                 (Attach Extra Sheets if Needed)
                                                                SEC 1344 (11-91)
PLEASE SEE ATTACHMENT A
                                 Attachment A
Part III
     Management of Reading Entertainment, Inc., (the "Company") is completing the review and revision of the disclosure contained in its Form 10-K for the period ended December 31, 1996 and cannot, without unreasonable effort and expense, complete the filing as of the date hereof.
PART IV--OTHER INFORMATION
(1)  Name and telephone number of person to contact in regard to this notification
          James A. Wunderle                   215              569-3344
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)
(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
PLEASE SEE ATTACHMENT B
                                 Attachment B
Part IV - Item 3
     Attached to this Form 12b-25 are Reading Entertainment, Inc.'s (the "Company") Consolidated Statements of Operations for the years ended December 31, 1996, 1995 and 1994. The Company anticipates making a public release of its earnings for the last fiscal year not later than April 1, 1997.
     As reflected in the attached Statements of Operations, Net earnings increased materially due primarily to a $1,986,000 increase in Other income and an Income tax benefit of $1,236,000, and Equity in earnings of an affiliate of $1,526,000.

Reading Company and Subsidiaries
Consolidated Statements of Operations
(in thousands, except shares and per share amounts)
                                                         Year Ended December 31,
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                                                  1996      1995        1994
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REVENUES:
Theater:
  Admissions                                      12,986    $10,356     $5,633
  Concessions                                      4,486      3,883      2,141
  Advertising and other                              764        686        306
Real estate                                          543        272        697
Interest and dividends                             4,165      2,435      2,134
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                                                  22,944     17,632     10,911
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EXPENSES:
Theater costs                                     13,631     10,784      5,742
Theater concession costs                             821        640        360
Depreciation and amortization                      1,793      1,369        681
General and administrative                         7,106      4,200      4,553
Provision for environmental matters                    0          0      1,306
Equity loss from investment in Australian
  theater developments                                 0        390          0
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                                                  23,351     17,383     12,642
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(Loss) income from operations                       (407)       249     (1,731)
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Equity in earnings of affiliate                    1,526          0          0
Other income, net                                  4,327      2,341         79
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Income (loss) before income taxes (benefit) and
  minority interest                                5,446      2,590     (1,652)
Minority interests                                  (321)         0          0
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Income (loss) before income taxes (benefit)        5,767      2,590     (1,652)
Income taxes (benefit)                            (1,236)       239          0
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Net income (loss)                                  7,003      2,351     (1,652)
Less:Preferred stock dividends                      (911)         0          0
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Net income (loss) applicable to common
  shareholders                                    $6,092     $2,351    ($1,652)
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Per share information:
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Net income (loss) applicable to common
  shareholders after preferred stock dividends     $1.11      $0.47     ($0.33)
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Weighted average common shares outstanding     5,494,145  4,973,369  4,973,548
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                     Reading Entertainment, Inc.
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                 (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date  April 1, 1997                    By  /s/ James A. Wunderle
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                                            James A. Wunderle, Executive V.P.
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form. --------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
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                             GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S) 232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).